Exhibit 99.1

TECHNOLOGIES & APPLICATIONS VALUE SOLUTIONS FOR CUSTOMERS April 2019 www.nano - di.com

2 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Forward Looking Statements This presentation of Nano Dimension Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discuss the potential of it’s products . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2018 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

3 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. 3 NASDAQ / TASE : NNDM Nano Dimension is the world’s leading additive electronics provider, targeting the growing demand for sophisticated electronic devices that rely on sensors, antennas and PCBs Our additive manufacturing solutions are mission critical and economical for our customers www.nano - di.com | © 2019 Nano Dimension. All rights reserved.

4 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. How does it work? The DragonFly Pro System 2 printheads inkjet both materials simultaneously: • Both conductor & substrate are printed • 100 % fully additive process!

5 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Key Technologies www.nano - di.com | © 2019 Nano Dimension. All rights reserved. • Side contacts • IC packaging: Vertically integrated ICs • 3 D Integration • Printed capacitors • Antenna # 1 : 13 MHz - 5.2 GHz • Antenna # 2 : COAX shielding up to 20 GHz • Battery socket • BGA/SMT mounting • DC - DC transformer • AC - AC transformer • Inductor - Coil

Applications vs. Technologies

APPLICATIONS \ TECHNOLOGIES	Side Contacts	Vertically integrated ICs	3D Integration	Printed Capacitors	Antenna #1: 13MHz, 5.2GHz	Antenna #2: COAX Shielding up to 20GHz	Battery socket	BGA/SMT mounting	DC - DC Transformer #1 - Coreless	AC - AC transformer	Inductors - Printed Coils
Plugin modules: Socket insert	✪		★	★	★	★		★	★	★	
Side mounted components	✪			★			★	★			
Integrated IoT pack: Battery, RF, IC		★	✪	★	✪		✪	★	★		★
Apps for vertical integrated IC		✪	✪	★				★	★		
IoT medical			★	★	✪		★	★			★
Isolated Clean Signal Communication			★	★	★	✪		★	★		
Touch, Torque sensors				★						★	✪
Fast PCB prototyping					★			★			
Specialized PCBs	★		★	★	★			★	★	★	

✪ - Core building block for application
★ - Optional building block

NANODIMENSION

NASDAQ / TASE : NNDM 6

www.nano-di.com | © 2019 Nano Dimension. All rights reserved.

7 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Multilayered Printed Circuit Boards (PCB) • Fast prototyping • Tens of layers in a 3 mm PCB • Reducing weeks into hours

8 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Specialized - shape PCB THE ‘TRADITIONAL’ CHALLENGE 1. Lots of polluting waste. 2. Requires laser cutting. THE SOLUTION BY NANO DIMENSION 1. No pollution: 100% additive. 2. No need for external laser process. 3. Enables a wider range of geometries.

9 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Side Mounted Components THE ‘TRADITIONAL’ CHALLENGE Not possible to side - mount! Only top and bottom are available for assembling components. THE SOLUTION BY NANO DIMENSION Printing the pad on the side of the board. Significantly increasing ‘real estate’ for assembling components.

10 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Plug - in Module: Socket Insert THE ‘TRADITIONAL’ CHALLENGE 1. Manufacturing requires through - via holes. 2. Assembly requires soldering of mounting - pins. 3. Long lead times with outsource. THE SOLUTION BY NANO DIMENSION 1. No need for through - via holes. 2. No soldering required. 3. In - house manufacturing. POTENTIAL ROI 1. No True - via holes: save $x 2. No soldering: save $x 3. In - house manufacturing = Time!

11 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Touch Sensor THE ‘TRADITIONAL’ CHALLENGE Requires additional button unit. THE SOLUTION BY NANO DIMENSION Printing the touch sensor as part of the PCB. No need for button. Design, print, assemble and test within a day!

12 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. RF Amplifier “Results showed similar RF performance between the 3 D printed version and the baseline amplifier, clearly demonstrating the viability of 3 D printed electronics for RF circuitry.” - Dr. Arthur Paolella , Senior scientist, Space & Intelligence Systems, Harris Corporation THE SOLUTION BY NANO DIMENSION : 3D Printed RF antenna designed to operate at 5.2 GHz and an RF amplifier with operation up to 6 GHz. * https://www.harris.com/impact/2018/11/harris - to - test - 3 - d - printed - rf - systems - in - space Harris’ project has been selected for flight by the International Space Station (ISS) U.S. National Laboratory!

13 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. IoT Pack THE ‘TRADITIONAL’ CHALLENGE 1 . Purchasing of 3 different elements: PCB, antenna, battery holder is required. 2 . Assembly of all elements. THE SOLUTION BY NANO DIMENSION 1. No purchasing of PCB, antenna and battery holder. 2. No assembly required.

14 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Vertical Assembly: Vertically Integrated ICs THE ‘TRADITIONAL’ CHALLENGE ICs can only be placed on top or bottom layer. This requires large surface area. THE SOLUTION BY NANO DIMENSION Integrate ICs within the PCB layers and use surfaces in multiple layers.

15 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Printed Capacitors THE ‘TRADITIONAL’ CHALLENGE Capacitor has to be purchased as external component and assembled on top or bottom. THE SOLUTION BY NANO DIMENSION 1. Capacitor is printed. 2. No need to assemble. 3. Can be located within an inner layer: more room for other components on top.

16 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Nano Dimension® Copyright © 20 ϭ 9 Nano Dimension Ltd. Nano Dimension, DragonFly, AgCite and the DragonFly logo are trademarks of Nano Dimension. Printed April 2019 DragonFly™ Follow us: @nanodimensiontech @3Dpcb www.nano - di.com NASDAQ: NNDM THANK YOU